Filed by: American Century Investment Trust
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Advisors’ Inner Circle Fund III
SEC Registration No.: 333-192858

Nomura High Yield Fund to be reorganized under American Century Investments

New York, May 30, 2017 - Nomura, Asia’s global investment bank, today announced its Nomura High Yield Fund (the “Fund”) will be reorganized into a newly created fund managed by American Century Investments (ACI) and will continue to be sub-advised by Nomura Corporate Research and Asset Management Inc. (NCRAM).

“NCRAM is pleased that this reorganization will allow us to offer our High Yield total return strategy on ACI’s platform.  We look forward to introducing our capabilities to prospective investors,” said David Crall, NCRAM's Chief Investment Officer. “ACI has the strengths and resources of a large firm which is helpful to support current shareholders, along with the expanded resources needed to develop a growing fund with multiple distribution channels.”

In December of 2015 Nomura agreed to purchase a 41 percent stake in ACI’s parent entity. The transaction closed in May 2016. The Nomura High Yield Fund reorganization is testament to the continued collaboration between the two firms, which follows the recent launch of two other investment products being managed under ACI and sub-advised by NCRAM.

The reorganization has the additional benefits of tapping into ACI’s robust marketing and distribution effort through its North American Sales team, which Nomura believes will create additional investment into the fund. The roles of Administrator and Transfer Agent are performed in-house by American Century Services, LLC. Nomura believes that this client services model offers superior service and technology to the client base. The reorganization is subject to receipt of shareholder approval.

American Century Investment Trust will file a proxy statement/prospectus and other relevant documents with the United States Securities and Exchange Commission (SEC) in connection with the reorganization. Investors are urged to read these documents because they contain important information. You will be able to obtain these documents on or about August 4, 2017, free of charge at the SEC web site (www.sec.gov). In addition, any documents related to the ACI fund filed with the SEC will be available free of charge on or about August 4, 2017, by calling ACI at 800-345-2021.

Mutual fund investing involves risk, including possible loss of principal.  Bonds and bond funds are subject to interest rate risk and will decline in value as interest rates rise.  High yield bonds involve greater risks of default or downgrade and are more volatile than investment grade securities, due to the speculative nature of their investments.
To determine if the Fund is an appropriate investment for you, carefully consider the Fund's investment objectives, risk factors, charges, and expenses before investing. This and other information can be found in the Fund's prospectus, which may be obtained by calling 1-866-777-7818.  Read the prospectus carefully before investing or sending money.
The Nomura High Yield Fund is distributed by SEI Investments Distribution Co., 1 Freedom Valley Drive, Oaks, PA 19456, which is not affiliated with Nomura, NCRAM or ACI or any of their affiliates.
NOT FDIC INSURED    MAY LOSE VALUE        NO BANK GUARANTEE